

November 8, 2013

Via E-mail
Nimrod Madar
Chief Executive Officer
GlassOff Inc.
35 Jabotinski St. POB 126
Ramat Gan 52511 Israel

> **Re:** **GlassesOff Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2013**
> **File No. 333-191951**

Dear Mr. Madar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering the sale of common stock in excess of the amount you currently have outstanding. Given that the selling shareholders purchased their shares in private placements that closed on July 30, 2013 and that the majority of the shares offered are held by affiliates, including your officers and directors, it appears that this may be an indirect primary offering. Please identify the selling shareholders as underwriters on the cover page and throughout and include a fixed sales price to the public for the duration of the offering. If you disagree, please provide us with a detailed analysis for determining that the offering is characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements, page 1

2. Please remove the reference to the Private Securities Litigation Reform Act of 1995 as the safe harbor does not apply to forward-looking statements made with respect to the business or operations of an issuer that issues penny stock.

Risk Factors, page 7

3. Please remove the second to the last sentence in the introductory paragraph to your Risk Factors section on page 7. This section should address all of the material risks and should not reference unknown or immaterial risks.

Selling Stockholders, page 39

4. Please identify the natural persons who have or share voting or investment power over the shares beneficially owned by each of the legal entities listed on page 40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:    <u>Via E-mail</u>
       Robert L. Grossman, Esq.
       Greenberg Traurig, P.A.